SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE
SHAREHOLDERS REPORT
OPERATING HIGHLIGHTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
Cable
COMBINED SATELLITE (DTH and Satellite Services)
DTH (Star Choice)
OTHER INCOME ITEMS:
RISKS AND UNCERTAINTIES
FINANCIAL POSITION
LIQUIDITY AND CAPITAL RESOURCES
CASH FLOW
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

Date: June 27, 2003	By:	/s/ R.D. Rogers R.D. Rogers Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Communications announces Third Quarter Results — continued strong growth in free cash flow and customer levels

Calgary, Alberta, June 27, 2003 — Shaw Communications Inc. announced today that, on a consolidated basis, the Company achieved net positive free cash flow (“FCF”) of approximately $44.1 million in the third quarter, bringing the year to date amount to $40.3 million. The Cable business unit generated $60.2 million of free cash flow for the quarter compared to a negative amount of $13.1 million last year.

Jim Shaw, chief executive officer of Shaw Communications Inc. said: “Last year we set a tough target for everyone at Shaw Communications Inc. cable division to achieve $105 million of free cash flow. With the focus, dedication and commitment of everyone on the Shaw team, we have already achieved year to date FCF of $132.2 million for cable, significantly exceeding our target”.

Basic cable subscription increased by 7,009 customers over Q2; internet customers grew by 25,925 over Q2; and the digital customer base increased by 6,705 over Q2.

“This third quarter customer subscription growth is significant because, historically, seasonal disconnections result in a drop in subscribers. In addition to building our customer base, we are noticing reduced churn as a result of the use of targeted sales, bundling strategies and improved customer offerings including the sale of cable modems and digital boxes.” noted Mr. Shaw. “This is the direct result of a commitment to customer service by all the Shaw Communications staff”.

One of the bright lights of the quarter was continued customer growth at the company’s Star Choice division where the addition of 8,259 subscribers pushed Star Choice past the 800,000 customer level.

Total revenue increased on a quarterly and year to date basis by 5.9% and 9.9% respectively, while operating income before amortization improved by 20.2% and 33.1%.

“We have increased revenue by adding new customers, increasing rates, introducing new services such as HDTV and VOD to various markets, and expanding our bundling options for customers. Operating income has improved not only from revenue growth but also benefited from the positive impact of cost reductions and rationalization of operations undertaken in the past twelve months. Shaw continues to be one of North America’s most successful cable operators, our senior management team is focused on delivering shareholder value, and we are committed to continuing to strive to further improve our results and strengthen our financial position as we have in this quarter”, said Mr. Shaw.

Cash flow from operations in the third quarter ended May 31, 2003 was $138.3 million ($0.55 per share) compared to $98.6 million ($0.38 per share) in the same period last year, representing an increase of 40.4%. For the nine months ended May 31, 2003, cash flow from operations was $378.6 million ($1.50 per share), a 68.4% improvement over the same period last year ($224.9 million; $0.83 per share).

Net loss for the third quarter ended May 31, 2003 was $13.2 million ($0.10 per share) compared to a loss of $79.3 million ($0.39 per share) for the same period last year.

“We are extremely pleased with our results in the third quarter, particularly the strengthening in cable television,” added Mr. Shaw. “In addition, our achievement of net free cash flow for the second consecutive quarter underlines our resolve to strengthen the Company’s operations through offering our customers an attractive array of services while at the same time managing our financial resources in a prudent fashion.”

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index. (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:

R.D. Rogers
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500

SHAREHOLDERS REPORT
THIRD QUARTER ENDING MAY 31, 2003

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
THIRD QUARTER ENDING MAY 31, 2003

	Three months ended May 31,			Nine months ended May 31,
			Change			Change
($000’s Cdn. except per share amounts)	2003	2002	%	2003	2002	%

Operations:
Revenue	521,659	492,731	5.9	1,556,421	1,415,933	9.9
Operating income before amortization (1)	206,449	171,757	20.2	595,749	447,458	33.1
Cash flow from operations	138,339	98,559	40.4	378,626	224,851	68.4
Net loss	(13,240)	(79,328)	83.3	(51,972)	(211,971)	75.5

Per share data:
Cash flow per share — basic (2)	$0.55	$0.38		$1.50	$0.83
Loss per share — basic and diluted (2)	$(0.10)	$(0.39)		$(0.35)	$(1.05)
Weighted average participating shares outstanding during period (000’s)	231,848	231,839		231,848	231,812

(1)	Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

(2)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $10,007 or $0.04 per share [2002 — $10,704 or $0.05 per share] and $30,058 or $0.13 per share [2002 — $32,354 or $0.14 per share] for the quarter and year to date respectively.

OPERATING HIGHLIGHTS

•	Consolidated net free cash flow was $44.1 million in the third quarter compared to negative net free cash flow of $66.2 million in the same period last year.

•	Cable division free cash flow was $60.2 million compared to negative cash flow of $13.1 million in the same quarter last year. •

Shaw Communications Inc.

•	Satellite division third quarter negative free cash flow improved to $16.1 million from $53.1 million in the third quarter of 2002.

•	Positive customer growth in digital of 6,705, Internet of 25,925 and DTH of 8,259 continued in the third quarter. Basic cable growth was 7,009 versus a loss of 19,325 last year.

•	Shaw sold its Star Choice Business Television division for $6.5 million and its shares in Cogeco Cable for $13.4 million.

Shaw has continued to build on the momentum established in the second quarter with improved free cash flow as well as growth in its customer base in basic and digital cable, Internet and DTH. It is Management’s dedication and focus that has allowed Shaw to exceed its targeted levels of free cash flow and establish a base on which to grow and thereby enhance shareholder value.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
MAY 31, 2003

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s August 31, 2002 Annual Report and Financial Statements and the Notes thereto.

Consolidated Overview

Revenue increased by 5.9% over the same quarter last year and by 9.9% on a year to date basis due to growth in DTH, Internet and Digital customers, price increases in cable and DTH, the sale of additional digital services plus the effect of the Viewer’s Choice acquisition effective June 1, 2002. Operating income before amortization surpassed revenue growth in both the three and nine months ended May 31, 2003 compared to the same periods last year with increases of 20.2% and 33.1% respectively. This was due to the effect of revenue growth combined with the positive impact of factors such as cost saving initiatives and restructuring introduced during the third quarter last year, the elimination of the Excite@Home fee in the second quarter last year and operational enhancements and cost reductions in Big Pipe. The quarterly and year to date growth in cash flow from operations of 40.4% and 68.4% respectively resulted primarily from the increase in operating income before amortization.

In April 2002 the CRTC modified its structural separation requirements to allow Star Choice and Shaw to integrate accounting and other administrative functions subject to the establishment of procedures to protect confidential information. In light of this, the Satellite division developed a restructuring plan to streamline its operations. In respect of the restructuring plan, a $4.8 million provision was taken in the first quarter to cover severance costs of approximately $4 million in respect of 400 employees and $0.8 million of exit costs to centralize certain operational functions in Calgary. The restructuring should result in approximate annual savings of $6 million. As of May 2003, approximately $3.4 million of severance costs have been incurred in respect of the restructuring.

As part of the restructuring process implemented by the Company during the 2002 fiscal year, and consistent with its stated objectives to improve profitability and increase net free cash flow, the Company has carried out a further review of its activities and operations at the corporate, cable and satellite locations. Based upon this review, it has developed a restructuring plan which will result in the elimination of a further 350 positions. The plan, which was communicated to our employees in June 2003, will entail severance costs of approximately $4 million, and should result in annual savings of $15 million. The costs of the restructuring will be recognized in the fourth quarter. During the operations review, Star Choice evaluated its inventory and distribution logistics with respect to replacement of customers’ DTH receivers and as a result,

Shaw Communications Inc.

determined its inventory was overstated. The overstatement amounted to $4.4 million accumulated over the last three years. Accordingly, during the quarter the Company recorded a corresponding one-time charge against operating income before amortization.

Net loss in the current quarter was $13.2 million ($0.10 per share) compared to a loss of $79.3 million ($0.39 per share) in the same period last year. The main components of the $66.1 million change are: the improvement in operating income before amortization of $34.7 million, pre-tax income on investment-related transactions of $61.5 million versus a pre-tax loss of $50.4 million in 2002, the write-down of intangible assets of $80.0 million in the current period, the provision for income tax expense of $18.9 million in 2003 compared to a tax recovery of $20.5 million in the same quarter last year, and the decrease in equity losses on investees of $18.2 million.

New Accounting Standards

An understanding of new accounting standards adopted in the current year is necessary for a complete analysis of our results, financial position, liquidity and trends. We focus your attention to Note 1 to the Consolidated Financial Statements which discusses the adoption of the new Canadian standards with respect to foreign currency translation and stock-based compensation and other stock-based payments.

With respect to the adoption of the amended standard on foreign currency translation, unrealized translation gains and losses on non-current monetary assets and liabilities which are not hedged are recognized in income immediately as opposed to being deferred and amortized over the life of the underlying non-current monetary instrument. U.S. $57.2 million of Shaw’s credit facility and the U.S. $150 million Star Choice Senior secured notes are unhedged and subject to foreign currency fluctuations. The Canadian dollar has strengthened against the U.S. dollar by approximately $0.116 (7.8%) since February 28, 2003. This has resulted in a foreign exchange gain of $23.9 million in the current quarter, or approximately $2.0 million for each $0.01 change in the Canadian dollar versus the U.S. dollar.

There is no effect on the Company’s results with respect to the adoption of the new standard for stock based compensation and other stock-based payments. The new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees.

Shaw Communications Inc.

Cable

FINANCIAL HIGHLIGHTS

	Three months ended May 31			Nine months ended May 31

			Change			Change
($000’s Cdn)	2003	2002	%	2003	2002	%

Revenue (third party) (1)	376,403	356,522	5.6	1,117,766	1,027,240	8.8

Operating income before amortization (2)	185,428	160,127	15.8	541,181	435,033	24.4
Less:
Interest	45,777	49,834	(8.1)	143,205	146,597	(2.3)
Entitlements on equity instruments, net of current taxes	10,007	10,704	(6.5)	30,058	32,354	(7.1)
Cash taxes on net income	8,162	9,385	(13.0)	25,831	28,385	(9.0)

Cash flow before the following:	121,482	90,204	34.7	342,087	227,697	50.2

Capital expenditures and equipment subsidies:
New housing development	24,870	7,041	253.2	71,568	75,929	(5.7)
Success based	13,053	13,946	(6.4)	61,550	170,923	(64.0)
Upgrades and enhancement	10,169	55,550	(81.7)	44,356	232,439	(80.9)
Replacement	3,478	5,015	(30.6)	11,258	25,111	(55.2)
Buildings/other (3)	9,702	21,789	(55.5)	21,171	79,003	(73.2)

	61,272	103,341	(40.7)	209,903	583,405	(64.0)

Free cash flow	60,210	(13,137)	558.3	132,184	(355,708)	137.2

Operating margin	49.3%	44.9%	4.4	48.4%	42.3%	6.1

(1)	In order to be consistent with the approach taken for DTH equipment sales, during the current year the Company has retroactively changed the presentation of equipment revenue and cost of sales in respect of the sale of DCT and modem equipment at a subsidized cost. Revenue includes equipment revenue received on the sale of DCT and modem equipment of $6,416 [2002 — $3,126] and $20,612 [2002 — 21,983,] for the quarter and year to date respectively, offset by an equal cost of sale. There is no impact on operating income or earnings as a result of this change.

(2)	Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

(3)	Excludes $3,066 and $7,320 for the three and nine months ended May 31, 2003 respectively of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2002 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

HIGHLIGHTS FOR THE QUARTER

•	Cable generated free cash flow of $60.2 million in the third quarter compared to negative cash flow of $13.1 million last year and positive free cash flow $43.7 million in the second quarter of the current year.

•	Basic subscribers grew by 7,009 in the current quarter compared to a loss of 19,325 in the same quarter last year as a result of new sales initiatives.

•	Shaw launched Video-on-demand (“VOD”) in Saskatoon and Fort McMurray in April and Edmonton in May 2003.

•	Shaw introduced High Definition television (HDTV) services in Saskatoon in April and in Edmonton in May 2003.

•	Shaw’s HDTV Channel lineup continues to grow and now contains five channels broadcasting in full HDTV.

Shaw Communications Inc.

•	Effective May 1, 2003 Shaw increased its monthly charge on certain packages affecting approximately 550,000 customers, which is anticipated to generate additional monthly revenue of approximately $1.0 million when fully implemented.

Cable generated positive free cash flow for the third consecutive quarter, bringing the year to date total to $132.2 million compared to negative cash flow of $355.7 million in the same period last year. The year to date results exceed our target for full year free cash flow of $105 million, and fourth quarter operations will continue to generate free cash flow.

The improvement in free cash flow has been obtained through growth in operating income before amortization of approximately $106.1 million and a decline of $373.5 million in capital expenditures and equipment subsidies. These achievements are clearly the result of the dedication by the employees of Shaw to execute on the objectives approved by the Board of Directors and thereby enhance stakeholder value. The most significant reductions in capital expenditures have occurred in the success-based category, due to a leveling off of digital and Internet customer growth from record levels of the past two years, and in the upgrades and enhancement category as a result of substantially completing the upgrade program last year.

Cable revenue (excluding equipment revenue) in the third quarter increased by 4.7% over the same period last year as a result of rate increases on Internet, tiers and bundled packages and non-bundled subscribers implemented at various times during 2002 and 2003, the acquisition of Viewers Choice in June 2002 and customer growth in Internet and digital services. Cable revenue (excluding equipment revenue) increased by approximately $3.1 million or 0.9% over the second quarter as a result of growth in Internet customers, the rate increases implemented in January and May, 2003, and increased pay-per-view and VOD activity.

Operating income before amortization increased by 15.8% and 24.4% over the comparable quarterly and year to date results last year, and by $5.3 million (2.9%) over the second quarter of the current year. The improvement in results from last year primarily arise from the impact of rate increases, customer growth in Internet and digital services, cost savings such as the elimination of the Excite@Home fee, decreases in Big Pipe bandwidth costs and the benefit of cost reduction programs implemented in the third quarter of fiscal 2002. The quarterly change in the current year is principally due to the rate increases in January and May of this year, Internet customer growth and improved results in Big Pipe. Growth in its customer base, together with decreased bandwidth costs, enabled Big Pipe to generate positive operating income for the second consecutive quarter in the current fiscal year.

Shaw Communications Inc.

SUBSCRIBER STATISTICS

			Three months ended		Nine months ended

	May 31,	August 31,		Change		Change
	2003	2002	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,124,853	2,105,113	7,009	0.3	19,740	0.9
Penetration as % of homes passed	68.1%	68.5%

Full cable service:
Tier I	1,706,207	1,708,736	(1,140)	(0.1)	(2,529)	(0.1)
Penetration as % of basic	80.3%	81.2%

Tier II	1,628,127	1,617,031	2,288	0.1	11,096	0.7
Penetration as % of basic	76.6%	76.8%

Tier III	1,452,045	1,402,346	14,077	1.0	49,699	3.5
Penetration as % of basic	68.3%	66.6%
Digital terminals	547,219	495,604	11,678	2.2	51,615	10.4
Digital customers	488,279	452,293	6,705	1.4	35,986	8.0

INTERNET:
Connected and scheduled	880,606	770,348	25,925	3.0	110,258	14.3
Penetration as % of basic	41.4%	36.6%
Stand-alone Internet not included in basic cable	103,259	90,234	(1,082)	(1.0)	13,025	14.4

Despite incurring a seasonal loss of approximately 1,600 customers, basic customers grew by 7,009 in the third quarter compared to a loss of 19,325 in the same period last year. During the quarter, a sales campaign was introduced offering discounted analogue basic services packages to stand-alone Internet customers and households that had recently disconnected their cable service or that had never been a Shaw customer. After six months, the accounts will be billed at the full rate. The intent of the offer is that these customers will develop viewing habits that enable them to perceive value in the monthly cable subscription and therefore continue as customers after the end of the promotional period. At May 31, 2003 approximately 8,600 customers were participating in this program.

Shaw’s bundling strategy, introduction of HDTV and video on demand and timely marketing campaigns, have enabled us to meet the competitive challenges in our markets and maintain the growth in our customer base that occurred in the first two quarters of the current year. Deployment of digital terminals and growth in Internet customers continue to show strong growth in the current quarter, with both services growing by over 10% on a year to date basis.

Shaw Communications Inc.

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,

			Change			Change
($000s Cdn)	2003	2002	%	2003	2002	%

Revenue (third party)	145,256	136,209	6.6	438,655	388,693	12.9

Operating income before amortization and restructuring charge and inventory write-down	25,421	11,630	118.6	63,818	17,025	274.8
Less:
Interest	17,522	17,467	0.3	53,554	52,616	1.8
Cash taxes on net income	246	163	50.9	707	607	16.5

Cash flow before the following	7,653	(6,000)	227.5	9,557	(36,198)	126.4

Less capital expenditures and equipment subsidies:
Success	22,623	26,160	(13.5)	97,266	103,768	(6.3)
Transponders	—	14,400	(100.0)	—	14,400	(100.0)
Other	1,174	6,501	(81.9)	4,180	20,835	(79.9)

	23,797	47,061	(49.4)	101,446	139,003	(27.0)

Free cash flow	(16,144)	(53,061)	69.6	(91,889)	(175,201)	47.6

Consistent with previous quarterly results, the satellite division achieved positive cash flow before capital expenditures in the current period, and overall negative free cash flow has improved significantly on a quarterly and year to date basis. The improvement is due to increased operating income resulting from economies of scale on a larger DTH subscriber base, rate increases, reduced capital expenditures and equipment subsidies and cost reduction programs, including the restructuring plan undertaken during the current year. Management’s focus and execution of its objective of profitable growth is clearly generating the desired results.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,

			Change				Change
($000s Cdn)	2003	2002	%	2003	2002		%

Revenue (third party)(1)	120,317	109,414	10.0	362,366	309,158		17.2
Operating income (loss) before amortization and inventory write-down	15,010	399	3,661.9	32,558	(16,367)		298.9
Operating margin	12.5%	0.4%	12.1	9.0%	(5.3%	)	14.3

(1)	Includes equipment revenue on sale of DTH equipment of $6,179 [2002 — $13,350] and $31,581 [2002 — $45,035] for the quarter and year to date respectively.

Shaw Communications Inc.

Customer Statistics

			Three months ended		Nine months ended
	May 31,	August 31,
	2003	2002	Growth	%	Growth	%

Star Choice customers (1)	804,516	760,024	8,259	1.0	44,492	5.9

(1)	Including seasonal customers who temporarily suspend their service.

	For three months ended	For nine months ended	For year ended
Churn (2)	May 31, 2003	May 31, 2003	August 31, 2002

Star Choice customers	3.51%	12.94%	14.41%

(2)	Based on average customers during the period

HIGHLIGHTS FOR THE QUARTER

•	Star Choice added 8,259 customers in this quarter and surpassed the 800,000 customer level at May 31, 2003.

•	Effective April 1, 2003 a $3.00 rate increase was implemented for most of the programming packages that were not included in the September 2002 rate increase affecting 150,000 customers.

•	Effective June 1, 2003 Star Choice implemented a rate increase of $3.00 affecting the majority of customers, which is anticipated to generate revenues of approximately $2.0 million per month when fully implemented.

Revenue increased by 10.0% over the same quarter last year and 17.2% for the nine-month period as a result of subscriber growth and price increases. These factors, combined with the impact of cost reductions, enabled Star Choice to generate operating income of $15.0 million in the current quarter compared to $0.4 million last year. On a year to date basis, operating income was $32.6 million compared to an operating loss of $16.4 million last year. The current quarter operating income improved by $5.0 million (49.5% increase) over the second quarter as a result of the factors noted above.

Customer growth in the current quarter of 8,259 (1.0%) was consistent with second quarter experience. On a year-to-date basis, customers increased by 5.9% compared to 20.1% in the same period last year. The decline reflects a leveling off of the growth rate as the industry is approaching maturity in terms of penetration levels. Current quarter churn has significantly improved compared to the first six months of the year, and the new system for billing and customer care is now performing to expectation and provides the necessary infrastructure for the future.

Shaw Communications Inc.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended May 31,			Nine months ended May 31,

			Change			Change
	2003	2002	%	2003	2002	%

($000’s Cdn)
Revenue (third party)	24,939	26,795	(6.9)	76,289	79,535	(4.1)
Operating income before amortization	10,411	11,231	(7.3)	31,260	33,392	(6.4)
Operating margin	41.7%	41.9%	(0.2)	41.0%	42.0%	(1.0)

Satellite services revenue, consisting of Broadcast, Truck Tracking and Business Television (learning), decreased in the third quarter primarily as a result of the sale of Gulfcom in May, 2002, and the sale of the Star Choice Business Television division effective March 21, 2003. However, this was offset to some extent by an increase in Truck Tracking and SRDU revenue in the current quarter. These factors have impacted year-to-date results as well.

OTHER INCOME ITEMS:

Investment activity gains and losses

	Three months ended May 31,			Nine months ended May 31,

			Increase			Increase
			(decrease)			(decrease)
	2003	2002	in income	2003	2002	in income

($000s Cdn)
Gain on redemption of SHELS	75,342	218,327	(142,985)	119,521	218,327	(98,806)
Gain on sale of investments	1,111	247	864	1,228	2,604	(1,376)
Dilution loss on issuance of stock by equity investee	—	—	—	—	(571)	571

In the current quarter, the Liberate shares were surrendered to settle the SHELS III and IV equity linked debentures, resulting in a gain of $75.3 million ($61.8 million after-tax). In the prior quarter, the Terayon shares were surrendered to settle the SHELS V equity linked debentures, resulting in a gain of $44.2 million ($36.2 million after-tax). The settlement of the three series of SHELS will improve annual cash flow by approximately $3.5 million (before-tax) with the elimination of the annual dividend entitlements. During the three and nine months ended May 31, 2002, the At Home shares were surrendered to settle the SHELS I and II equity linked debentures.

For the three and nine months ended May 31, 2003, the gain on sale of investments primarily relates to the sale of 1,100,000 Cogeco shares. For the nine months ended May 31, 2002, the gain on sale of investments of $2.6 million primarily related to the sale of approximately 673,000 Terayon shares. The dilution loss of $0.6 million in 2002 arose due to the issuance of equity by GT subsequent to Shaw’s investment, which reduced Shaw’s ownership in that company to approximately 23.2% at November 30, 2001 from 23.3% at August 31, 2001.

Shaw Communications Inc.

Write-down of investments

As part of the Company’s annual review of its investments, a $15.0 million write-down of the carrying value of a number of investments was recorded in the current quarter.

Loss on sale of satellite assets

In the current year, the Company sold its Star Choice Business Television division for $6.5 million which resulted in a $3.8 million loss. The loss in the prior year relates to the sale of the Company’s SRDU and uplink in the Caribbean.

Fixed Charges

	Three months ended May 31,				Nine months ended May 31,

			Increase				Increase
	2003	2002	(decrease)%		2003	2002	(decrease)%

($000s Cdn)
Amortization —
Property, plant and equipment	107,324	113,111	(5,787)	(5.1)	320,104	305,970	14,134	4.6
Deferred charges	42,898	42,159	739	1.8	131,880	134,390	(2,510)	(1.9)

Total amortization	150,222	155,270	(5,048)	(3.3)	451,984	440,360	11,624	2.6

Amortization of deferred IRU revenue	(2,953)	(1,632)	1,321	80.9	(8,858)	(8,328)	530	6.4
Interest	63,299	67,301	(4,002)	(5.9)	196,759	199,213	(2,454)	(1.2)

Amortization on property, plant and equipment decreased over the comparative quarter due to equipment becoming fully depreciated in the prior quarter as well as the effect of the reclassification of modems to inventory in June 2002. Amortization of property, plant and equipment increased over the comparative nine month period due to the high level of cable and Internet capital expenditures over the past few years as well as the effect of Star Choice retaining ownership of satellite dishes on new installations effective September 2001. Consequently, DTH equipment subsidies decreased which resulted in lower amortization of deferred charges in the current year. However, this decrease was partially offset by amortization of the modem subsidies resulting from the Modem Purchase program introduced in June 2002. Star Choice cancelled its “Simple Satellite” program in the prior quarter; as a result customers will own the satellite dishes. This will result in an increase in equipment subsidies offset by a similar decline in capital expenditures.

The quarterly and year to date increase in amortization of deferred IRU revenue is due to additional fiber activated under the terms of the agreements during 2001 and 2002.

Interest expense decreased by $4.0 million over the comparative three month period primarily due to decreased borrowings under the Shaw facility and decreased vendor financing interest. Interest decreased by $2.5 million over the comparative nine month period primarily as a result of terminating $210 million of interest rate swaps in March 2002 and was partially offset by interest on higher borrowing levels earlier in the year that were required mainly to finance capital expenditures and equipment subsidies throughout the prior year.

Shaw Communications Inc.

Provision for loss on sale and write-down of assets

Due to the decline in value of U.S. cable television systems in the last year, a loss is expected on the disposition of the Company’s Texas and Florida cable systems. As a result, in the prior quarter a provision of $50.0 million, representing management’s best estimate of the loss, was recognized in respect of these systems. A further provision of $30.0 million has been recognized in the current quarter as a result of the strengthening of the Canadian dollar since February 28, 2003. Further exchange rate fluctuations and closing adjustments may impact the final results.

As a result of the annual review of the valuation of intangible assets, based on discounted cash flow analysis, a downward adjustment of $50 million to the carrying value of goodwill recorded in the accounts has been recognized in the current quarter.

Equity income (loss) on investees

	Three months ended May 31,			Nine months ended May 31,

			Increase			Increase
	2003	2002	in income	2003	2002	in income

($000s Cdn)
Total	53	(18,176)	18,229	(1,941)	(52,790)	50,849

The equity income (loss) on investees in the current year is in respect of Shaw’s interest in specialty channels while the equity loss in the prior year is primarily in respect of its interest in GT. The Company wrote off its investment in GT in the third quarter of 2002 and will not be recording further equity losses based on the reorganization of GT.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2002.

Further to our disclosure in our first quarter release dated January 15, 2003 concerning the status of the Anik F1 satellite, Telesat has provided the following update in its press release of February 4, 2003:

“Telesat announced today that it has signed a contract with Astrium, Europe’s largest space company, for a new satellite targeted for launch in 2005 to replace the Anik F1 satellite and ensure continuity of service for its customers. The new satellite, Anik F1R, will carry telecommunications, broadcasting and Internet services.”

Based on the foregoing, we do not anticipate any incremental cost to the Company or disruption to our DTH and satellite services customers.

Further to our disclosure in our Fourth Quarter 2002 Release, dated October 17, 2002, concerning the possible launch of a new Mexican satellite (operated by Satmex), we have learned that the Governments of Canada and Mexico intend to conclude a new Satellite Coordination Agreement to accommodate the operation of a new Mexican satellite network

Shaw Communications Inc.

according to the terms and parameters included in the 2000 Coordination Agreement. This would ensure that the operation of a new Mexican satellite will not interfere with the Anik satellites used by Star Choice. As a result, Shaw no longer considers this issue as a significant potential risk to Star Choice’s DTH operations.

FINANCIAL POSITION

Overview

Total assets at May 31, 2003 were $8.0 billion compared to $8.5 billion at August 31, 2002. The following discussion describes the significant changes in the balance sheet since August 31, 2002.

Current assets decreased by $60.0 million principally due to a $42.5 million reduction in accounts receivable and $30.5 million decrease in inventories offset by increased cash of $16.8 million. The decrease in accounts receivables is primarily due to collection of miscellaneous receivables, payment received on the Access Communications Inc. promissory note and a decrease in subscriber receivables. Inventories have decreased primarily as a result of sales of modems but no purchases.

Investments decreased by $91.5 million as a result of the $61.9 million reduction on the surrender of the Liberate and Terayon shares on the settlement of the SHELS, the $15 million write-down of investments and $12.6 million on the sale of the Cogeco shares.

Property, plant and equipment decreased by $179.1 million primarily due to current year amortization being in excess of capital expenditures.

Deferred charges decreased by $38.7 million due to a $43.3 million decrease in foreign exchange losses on the translation of U.S. denominated debt as a result of the strengthening of the Canadian dollar since August 31, 2002, amortization of financing and other costs of $18.9 million and a net increase in equipment subsidies of $21.5 million.

Broadcast licenses decreased by $76.4 million primarily due to the $80.0 million estimated loss on sale of the U.S. cable systems. Goodwill decreased by $66.9 million due to $16.9 million on the sale of Star Choice Business Television and the $50 million write-down of goodwill.

Current liabilities (excluding current portion of long term debt) decreased by $63.6 million due to a reduction in accounts payable and accrued liabilities of $65.0 million primarily arising from payment of significant capital expenditure accruals from August 31, 2002, repayments under the vendor financing facility and timing of interest payments.

Long-term debt (including current portion) decreased by $285.1 million due to the net repayment of the Company’s credit facilities of $62.0 million and a decrease of $223.1 million relating to the translation of the U.S. denominated debt.

Deferred credits increased by $128.9 million primarily due to a $140.4 million increase in foreign exchange gains on the translation of U.S. denominated debt which was offset by $8.9 million in amortization of prepaid IRU rental revenue.

Shaw Communications Inc.

Share capital decreased by $183.5 million as a result of the settlement of the SHELS III and IV equity linked debentures by delivery of the Liberate shares and settlement of SHELS V equity linked debentures by delivery of the Terayon shares.

Currency translation adjustment decreased by $18.8 million due to the effect of the strengthening Canadian dollar on the translation of the U.S. cable operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial condition continues to be a significant strength for Shaw. Our future liquidity depends on three factors: free cash flow from operations, access to available credit facilities and sale of non-strategic assets.

First, we continue to make significant progress in growing free cash flow and the Cable division has already exceeded its fiscal year target of $105 million of free cash flow. Further, the satellite division, including satellite services and DTH, has made significant progress in reducing its cash management requirements, and is making substantial progress towards becoming free cash flow positive. As we continue growing free cash flow, it will become an increasing source of liquidity.

Second, Shaw has access to approximately $1 billion of available credit facilities from its existing bank syndicate. In addition, during the prior quarter we refinanced Cancom’s credit facility through a $350 million term loan obtained by Shaw from a new syndicate of banks, which includes a number of banks who are part of Shaw’s main banking syndicate. Shaw invested the proceeds in preferred shares of Cancom which then used the funds to repay all outstanding amounts under Cancom’s senior credit facility, which was then cancelled. During the current quarter, the Company entered into interest rate hedges to fix the interest rate at 5.95% for the duration of this loan. The refinancing underscores the continued confidence that Shaw’s lenders have in the Company and is expected to generate annual interest savings of approximately $5 million. In the current quarter, Shaw repaid and cancelled Cancom’s $40 million subordinated credit facility. Based on current rates, this is expected to generate approximately $2 million of interest savings over the next year.

And finally, with respect to the sale of non-strategic assets to increase liquidity, Shaw has entered into agreements to sell its U.S. cable assets with approximately 71,000 subscribers for gross proceeds of Cdn. $260 million. The transactions are expected to close on June 30th and proceeds from the sale will be used to repay debt.

With existing and anticipated strong growth in cash flow from operations, access to approximately $1 billion of available credit facilities and pending sale of the U.S. cable assets, Shaw is in an excellent position to finance its growth and at the same time improve its debt to cash flow ratios.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	Three months ended May 31,				Nine months ended May 31,

($000s Cdn)	2003	2002	Increase	%	2003	2002	Increase	%

Cash flow from operations	138,339	98,559	39,780	40.4	378,626	224,851	153,775	68.4
Net change in non-cash working capital balances	(15,749)	(36,284)	20,535	56.6	9,029	(47,170)	56,199	119.1

	122,590	62,275	60,315	96.9	387,655	177,681	209,974	118.2

Cash flow from operations increased mainly as a result of the strong growth in profitability in the Cable and DTH divisions. Cash flow from working capital increased over the comparative periods primarily due to the timing of payments of accounts payable and accruals.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,

($000s Cdn)	2003	2002	Decrease	2003	2002	Decrease

Cash flow used in investing activities	(55,174)	(198,482)	143,308	(270,046)	(707,972)	437,926

During the three months ended May 31, the principal use of cash was for capital expenditure, and equipment subsidies amounting to $87.7 million (2002 — $207.3 million). In the nine months ended May 31, 2003, the total cash outlay for these items was $332.6 million compared to $767.7 million in the same period last year. Last year’s cash outflows were offset by proceeds of $89.5 million on the sale of CKY and WTN.

Financing Activities

	Three months ended May 31,			Nine months ended May 31,

($000s Cdn)	2003	2002	Decrease	2003	2002	Decrease

Cash flow provided by (used in) financing activities	(52,870)	127,162	(180,032)	(100,721)	546,857	(647,578)

During the current quarter, the cash used in financing activities was $52.9 million. This was comprised primarily of increased borrowings of $28.1 million offset by debt repayments of $70.0 million and dividend payments of $11.0 million. The debt repayments included $30 million under Shaw’s facility and Cancom’s $40 million subordinated credit facility.

During the nine months ended May 2003, the cash used in financing activities was $100.7 million and was comprised of current quarter financing activities described above and a net cash outlay of $47.9 million in the first two quarters. The $47.9 million used in financing activities was due to increased borrowings of $473.8 million offset by total debt repayments of $494.0 million and $25.4 million in dividend payments. The $473.8 million of increased borrowings

Shaw Communications Inc.

included draws of $70.2 million under Cancom’s facility prior to cancellation, a $50.0 million draw under the Shaw facility and proceeds of $350 million received under Shaw’s new term loan. Shaw used the proceeds from the loan to invest in preferred shares of Cancom which in turn used the funds to repay $324.0 million outstanding under its credit facility. The $50.0 million draw under Shaw’s facility was to repay the Big Pipe facility and in addition, Shaw repaid $120.0 million under its credit facility.

During the quarter ended May 2002, financing activities provided $127.2 million in cash. This was comprised mainly of increased borrowings of $125.0 million and $50.0 million under the Shaw and Cancom facilities respectively, offset by debt repayment of $25.0 million under the Shaw facility, dividend payments of $13.6 million and a payment of $9.4 million to terminate $210 million of interest rate swaps.

During the nine months ended May 2002, financing activities provided $546.9 million in cash and was primarily comprised of the May 2002 quarter financing activities described above in addition to the $419.7 million in cash provided in the first two quarters. The $419.7 million was comprised mainly of $839.5 million in borrowings and $90.5 million from the issuance of the SHELS V offset by $483.0 million in debt repayments under the Shaw facility and dividend payments of $26.2 million. The $839.5 million of increased borrowings include draws under the Shaw and Cancom facilities of $220.0 million and $135.0 million respectively and the issuance of US $300 million notes (net proceeds of approximately CDN $476.9 million). The proceeds of the notes were used in part to repay debt under the Shaw facility.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of

Shaw Communications Inc.

Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

	May 31,	August 31,
[thousands of Canadian dollars]	2003	2002

	(Unaudited)	(Audited)
		(Restated — note 1)
ASSETS
Current
Cash and term deposits	16,786	—
Accounts receivable	144,997	187,505
Inventories	98,295	128,811
Prepaids and other	24,432	28,177

	284,510	344,493
Investments and other assets	42,099	133,602
Property, plant and equipment	2,598,590	2,777,697
Deferred charges	181,258	219,916
Intangibles [note 3] —
Broadcast licenses	4,800,890	4,877,256
Goodwill	78,948	145,865

	7,986,295	8,498,829

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	—	2,303
Accounts payable and accrued liabilities	446,057	511,106
Income taxes payable	11,089	10,631
Unearned revenue	91,504	88,226
Current portion of long-term debt [note 4]	271,421	—

	820,071	612,266
Long-term debt [note 4]	2,913,099	3,469,637
Deferred credits	762,148	633,259
Future income taxes	1,001,978	1,004,559

	5,497,296	5,719,721

Shareholders’ equity
Share capital [note 5]	2,834,783	3,018,332
Deficit	(328,535)	(240,737)
Cumulative translation adjustment	(17,249)	1,513

	2,488,999	2,779,108

	7,986,295	8,498,829

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF LOSS AND RETAINED EARNINGS (DEFICIT)

	Three months ended		Nine months ended
	May 31,		May 31,

[thousands of Canadian dollars]	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated — note 1)		(Restated — note 1)
Revenue [note 2]	521,659	492,731	1,556,421	1,415,933
Operating, general and administrative expenses	315,210	320,974	960,672	968,475

Operating income before amortization [note 2]	206,449	171,757	595,749	447,458
Amortization of deferred charges and property, plant and equipment	(150,222)	(155,270)	(451,984)	(440,360)
Amortization of deferred IRU revenue	2,953	1,632	8,858	8,328

Operating income	59,180	18,119	152,623	15,426
Interest	(63,299)	(67,301)	(196,759)	(199,213)

	(4,119)	(49,182)	(44,136)	(183,787)
Gain on sale of investments	1,111	247	1,228	2,604
Write-down of GT Group Telecom Inc.	—	(268,928)	—	(268,928)
Write-down of investments	(15,000)	—	(15,000)	—
Gain on redemption of SHELS [note 5]	75,342	218,327	119,521	218,327
Dilution loss on issuance of stock by equity investee	—	—	—	(571)
Loss on sale of satellite assets	—	(1,281)	(3,800)	(1,281)
Foreign exchange gain on unhedged long-term debt	23,935	15,335	39,436	4,725
[note 1]
Provision for loss on sale and write-down of assets	(80,000)	—	(130,000)	—
[note 3]
Other revenue	4,329	3,861	5,270	6,734

Income (loss) before income taxes	5,598	(81,621)	(27,481)	(222,177)
Income tax recovery (expense)	(18,891)	20,469	(22,550)	62,996

Loss before the following	(13,293)	(61,152)	(50,031)	(159,181)
Equity income (loss) on investees	53	(18,176)	(1,941)	(52,790)

Net loss	(13,240)	(79,328)	(51,972)	(211,971)
Retained earnings (deficit) beginning of period as previously reported	(305,288)	(42,323)	(230,327)	111,830
Adjustment for change in accounting policy [note 1]	—	(18,285)	(10,410)	(12,378)

Retained earnings (deficit), beginning of period restated	(305,288)	(60,608)	(240,737)	99,452
Dividends —
Class A and Class B non-voting Shares	—	—	(5,768)	(5,767)
Equity instruments (net of income taxes)	(10,007)	(10,704)	(30,058)	(32,354)

Deficit end of period	(328,535)	(150,640)	(328,535)	(150,640)

Loss per share [note 6]
Basic and diluted	(0.10)	(0.39)	(0.35)	(1.05)

[thousands of shares]
Weighted average participating shares outstanding during period	231,848	231,839	231,848	231,812
Participating shares outstanding, end of period	231,848	231,848	231,848	231,848

See accompanying notes

Shaw Communications Inc

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
	May 31,		May 31,

[thousands of Canadian dollars except per share amounts]	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Restated — note 1)		(Restated — note 1)
OPERATING ACTIVITIES [note 7]
Cash flow from operations	138,339	98,559	378,626	224,851
Net change in non-cash working capital balances related to operations	(15,749)	(36,284)	9,029	(47,170)

	122,590	62,275	387,655	177,681

INVESTING ACTIVITIES
Additions to property, plant and equipment	(52,131)	(191,167)	(203,381)	(663,723)
Additions to equipment subsidies	(35,594)	(16,090)	(129,196)	(103,999)
Net reduction to inventories	14,077	20,096	44,583	1,108
Cable systems acquisitions	(815)	(1,624)	(2,126)	(5,848)
Proceeds (costs) on sale of satellite assets	6,461	(876)	6,461	(876)
Proceeds on sale of investments and other assets	15,974	1,048	20,101	12,653
Costs on redemption of SHELS	(1,683)	(3,134)	(2,113)	(3,134)
Acquisition of investments	(1,202)	(6,227)	(2,349)	(21,313)
Proceeds received on assets held for sale	—	—	—	89,500
Additions to deferred charges	(261)	(508)	(2,026)	(12,340)

	(55,174)	(198,482)	(270,046)	(707,972)

FINANCING ACTIVITIES
Decrease in bank indebtedness	—	—	(2,303)	(1,789)
Increase in long-term debt	28,110	175,000	501,959	1,014,520
Long-term debt repayments	(70,000)	(25,000)	(564,000)	(508,000)
Payment on swap terminations	—	(9,400)	—	(9,400)
Issue of equity instruments, net of after-tax expenses	—	(8)	—	90,483
Issue of Class B non-voting shares	—	158	—	791
Dividends paid —
Class A and Class B non-voting Shares	—	—	(5,768)	(5,767)
Equity instruments, net of current taxes	(10,980)	(13,588)	(30,609)	(33,981)

	(52,870)	127,162	(100,721)	546,857

Effect of currency translation on cash balances and cash flows	11	(143)	(102)	(61)
Increase in cash	14,557	(9,188)	16,786	16,505
Cash, beginning of the period	2,229	25,693	—	—

Cash, end of the period	16,786	16,505	16,786	16,505

Cash flow from operations per share [note 6]
Basic	0.55	0.38	1.50	0.83
Diluted	0.47	0.36	1.28	0.83

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2002.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted in the following changes.

Adoption of recent Canadian accounting pronouncements

(i) Foreign currency translation

Commencing September 1, 2002, the Company retroactively adopted the amended Canadian standard for foreign currency translation which is consistent with U.S. standards and eliminates the deferral and amortization method of accounting for unrealized translation gains and losses on non-current monetary assets and liabilities that are not hedged and requires exchange gains and losses to be included in net income in the period they are incurred. Upon adoption of this amended standard September 1, 2002, deferred unamortized foreign exchange losses net of gains amounting to $12,378 (net of taxes) were eliminated and charged against the opening retained earnings as at September 1, 2001. As prior years were restated upon adoption, the Company’s net loss decreased by $11,581 ($0.05 per share) and $5,674 ($0.03 per share) for the prior year quarter and year to date respectively.

(ii) Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company adopted the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard. See note 5 for full disclosure as required by this standard.

Reclassification

To be consistent with other practices throughout the Company, in fiscal 2003 the Company retroactively changed the presentation of equipment revenue and cost of sales in respect of sale of DCT and modem equipment at a subsidized cost to cable and Internet subscribers. Prior to fiscal 2003, Shaw accounted for the price charged to the subscriber for a DCT or modem as a cost recovery on the equipment provided as part of the service connection process. The price charged to the subscriber for a DCT or modem is now recorded as equipment revenue offset by an equal cost of sale. As a result of the change in accounting presentation, cable revenue and expenses have

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

increased by $6,416 (2002 — $3,126) and $20,612 (2002 — $21,983) respectively for the three and nine month periods ended May 2003. The three and nine months ended May 2002 have been restated by $4,000 and $20,600 respectively to net DTH dealer discounts against revenue. Previously these discounts were included in expense. There is no impact on operating income or earnings as a result of these changes.

2.     BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services. All of these operations are located in Canada except for two small cable television systems located in the United States. Information on operations by segment is as follows:

Operating revenue and income (loss) before amortization

	Three months ended		Nine months ended
	May 31,		May 31,

	2003	2002	2003	2002
	$	$	$	$

Revenue
Cable	377,067	356,993	1,119,732	1,028,477
DTH	121,628	109,414	366,285	309,158
Satellite services	29,497	30,303	89,806	90,460

	528,192	496,710	1,575,823	1,428,095
Inter segment —
Cable	(664)	(471)	(1,966)	(1,237)
DTH	(1,311)	—	(3,919)	—
Satellite services	(4,558)	(3,508)	(13,517)	(10,925)

	521,659	492,731	1,556,421	1,415,933

Operating income (loss) before amortization(1)
Cable	185,428	160,127	541,181	435,033
DTH	15,010	399	32,558	(16,367)
Satellite services	10,411	11,231	31,260	33,392
Corporate restructuring	—	—	—	(4,600)
Satellite restructuring	—	—	(4,850)	—
DTH write-down of inventory	(4,400)	—	(4,400)	—

	206,449	171,757	595,749	447,458

(1)	Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

Capital expenditures

	Three months ended		Nine months ended
	May 31,		May 31,

	2003	2002	2003	2002
	$	$	$	$

Capital expenditures accrual basis
Cable	38,574	86,948	128,235	467,825
Corporate(1)	12,763	13,772	28,493	69,142

Sub-total Cable including corporate	51,337	100,720	156,728	536,967

DTH	819	17,444	30,857	61,077
Satellite services	385	16,148	1,888	20,365

Sub-total Satellite	1,204	33,592	32,745	81,442

Total capital expenditures accrual basis	52,541	134,312	189,473	618,409
Change in working capital related to capital expenditures	(410)	56,855	13,908	45,314

Capital expenditures cash flow	52,131	191,167	203,381	663,723

Equipment subsidies
Cable	13,001	2,621	60,495	46,438
Satellite	22,593	13,469	68,701	57,561

	35,594	16,090	129,196	103,999

Total capital expenditures on an accrual basis including equipment subsidies
Cable	64,338	103,341	217,223	583,405
Satellite	23,797	47,061	101,446	139,003

	88,135	150,402	318,669	722,408

(1)	Includes the Company’s 38.3% proportionate share or $3,066 and $7,320 for the quarter and year to date respectively, of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2002 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

	May 31, 2003

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	6,213,064	990,355	563,656	7,767,075

Corporate assets				219,220

Total assets				7,986,295

	August 31, 2002

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	6,520,696	996,503	637,371	8,154,570

Corporate assets				344,259

Total assets				8,498,829

3.     INTANGIBLES

The changes in the carrying amount of intangibles for the nine months ended May 31, 2003 are as follows:

	Broadcast licenses	Goodwill
	$	$

Balance as of September 1, 2002	4,877,256	145,865
Business acquisition	3,634	—
Business divestiture	—	(16,917)
Write-down of goodwill		(50,000)
Estimated loss on sale of U.S. assets	(80,000)	—

Balance as of May 31, 2003	4,800,890	78,948

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

4.     LONG-TERM DEBT(1)

	Effective	May 31,	August 31,
	Interest rates	2003	2002
	%	$	$

Corporate
Bank loans	Fixed and variable	689,214	425,106
Senior notes —
Due April 11, 2005	7.05	275,000	275,000
Due October 17, 2007	7.40	300,000	300,000
U.S. $440 million due April 11, 2010	7.88	602,140	685,872
U.S. $225 million due April 6, 2011	7.68	307,912	350,729
U.S. $300 million due December 15, 2011	7.61	410,550	467,640

		2,584,816	2,504,347

Cancom
Bank loans(2)	Variable	—	253,800
Subordinated credit facility	Variable	—	40,000
Structured Note, due December 15, 2003	7.00	250,000	250,000

		250,000	543,800

Star Choice
U.S. $150 million Senior secured notes	13.00	205,275	233,820

Other subsidiaries
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	130,000
Big Pipe Ventures, L.P.	Variable	—	50,000
Burrard Landing Lot 2 Partnership	Variable	14,429	7,670

		144,429	187,670

Total consolidated debt		3,184,520	3,469,637
Less current portion(3)		271,421	—

		2,913,099	3,469,637

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

(1)	Availabilities under banking facilities are as follows at May 31, 2003:

	Total	Operating	Revolving	Term *	Term (2)
	$	$	$	$	$

Total facilities	1,779,213	65,000	1,150,000	214,213	350,000
Amount drawn (excluding letters of credit)	689,213	—	125,000	214,213	350,000

	1,090,000	65,000	1,025,000	—	—

The amount available under the revolving facility amortizes such that the facility expires April 30, 2007:

Date	Amount Available	%

February 28, 2003	$1,150,000	100
October 31, 2003	1,092,500	95
April 30, 2004	1,035,000	90
October 31, 2004	948,750	82.5
April 30, 2005	862,500	75
October 31, 2005	718,750	62.5
April 30, 2006	575,000	50
October 31, 2006	287,500	25
April 30, 2007	—	0

*	Amortizes on the same basis as the revolving facility.

(2)	A syndicate of banks has provided the Company with an unsecured term loan in the amount of $350,000 due February 10, 2006. The proceeds of the loan were invested in preferred shares of Cancom, which in turn used the proceeds to repay in full the amounts outstanding under its $350,000 senior credit facility. Cancom’s credit facility was then cancelled. The loan is subject to essentially the same terms and conditions as the Company’s existing unsecured credit facility. During the current quarter, the Company entered into interest rate hedges to fix the interest rate at 5.95% for the duration of the loan.

(3)	Current portion of long term debt includes the Cancom Structured Note and current portion of the term facilities.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

5.     SHARE CAPITAL

Issued and outstanding

Number of Securities

May 31,	August 31,		May 31,	August 31,
2003	2002		2003	2002

			$	$
11,362,232	11,373,972	Class A Shares	2,491	2,493
220,485,292	220,473,552	Class B non-voting Shares	2,107,369	2,107,367

231,847,524	231,847,524		2,109,860	2,109,860

		EQUITY INSTRUMENTS
		COPrS —
5,700,000	5,700,000	8.45% Series A U.S. $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series U.S. $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series due Sept. 28, 2049	147,202	147,202

			691,065	691,065

		SHELS —
—	33,923	Series III — U.S. $33.9 million	—	50,342
—	28,853	Series IV — U.S. $28.9 million	—	42,726
—	57,583	Series V — U.S. $57.6 million	—	90,481

			—	183,549

		Zero Coupon Loan — U.S. $22.8 million	33,858	33,858

			2,834,783	3,018,332

The Series V SHELS were redeemed on February 28, 2003 by delivering the underlying security of 5,326,827 Terayon shares. The proceeds on the surrender of the Terayon shares was recorded using the SHELS historical cost which resulted in a gain of $44,179 on redemption of the SHELS.

The Series III and IV SHELS were redeemed on May 31, 2003 by delivering the underlying security of 1,452,506 Liberate shares. The proceeds on the surrender of the Liberate shares was recorded using the SHELS historical cost which resulted in a gain of $44,561 and $30,781 on redemption of the SHELS III and IV, respectively.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B non-voting Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than their fair market value of the Class B non-voting Shares at the date of grant. The maximum number of Class B non-voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

The changes in options in the nine months ended May 31, 2003 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at August 21, 2002	8,303,000	32.58
Granted	858,000	32.62
Exercised	—	—
Forfeited	(1,194,000)	32.65

Outstanding at May 31, 2003	7,967,000	32.58

The following table summarizes information about the options outstanding at May 31, 2003:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at May 31,	Weighted average
Range of Prices	May 31, 2003	contractual life	exercise price	2003	exercise price

29.70 – 34.08	7,967,000	7.68	32.58	3,994,831	32.53

For common share options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the common share options granted consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the proforma amounts indicated below:

	Three months ended	Nine months ended
	May 31, 2003	May 31, 2003

Net loss for the period	(13,240)	(51,972)
Proforma loss for the period	(18,607)	(67,674)
Proforma loss per share	(0.12)	(0.42)

The weighted average estimated “fair value” at the date of the grant for common share options granted for the nine months ended May 31, 2003 was $1.39 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended	Nine months ended
	May 31, 2003	May 31, 2003

Dividend yield	0.38%	0.34%
Risk-free interest rate	3.30%	3.02%
Expected life of options	4 years	4 years
Expected volatility factor of the future expected market price of Class B non-voting Shares	36.5%	41.7%

For the purposes of proforma disclosures, the estimated “fair value” of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B non-voting Share in lieu of one Cancom share which would have been received upon the exercise of an option under the Cancom plan.

At May 31, 2003, there were 88,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.50. The weighted average remaining contractual life of the Cancom options is 3.1 years. At May 31, 2003, 53,666 Cancom options were exercisable into 48,299 Class B non-voting Shares of the Company at a weighted average price of $15.63 per Class B non-voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a plan to grant warrants to acquire Cancom common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B non-voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B non-voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.

A total of 262,807 warrants remain outstanding under the plan and vest evenly over a four year period. At May 31, 2003, 122,929 of these warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

6.     LOSS AND CASH FLOW PER SHARE

Loss and cash flow per share calculations are as follows:

	Three months ended		Nine months ended
	May 31,		May 31,

	2003	2002	2003	2002
	$	$	$	$

Loss per share
Net loss	(13,240)	(79,328)	(51,972)	(211,971)
Equity entitlements, net of tax	(10,007)	(10,704)	(30,058)	(32,354)

	(23,247)	(90,032)	(82,030)	(244,325)

Loss per share — basic and diluted	(0.10)	(0.39)	(0.35)	(1.05)

Cash flow per share
Cash flow from operations	138,339	98,559	378,626	224,851
Equity entitlements, net of tax	(10,007)	(10,704)	(30,058)	(32,354)

	128,332	87,855	348,568	192,497

Cash flow per share
Basic	0.55	0.38	1.50	0.83
Diluted	0.47	0.36	1.28	0.83

Weighted average number of Class A and B non-voting Shares used as denominator in above calculations (thousands of shares)	231,848	231,839	231,848	231,812

Class B non-voting Shares issuable under the terms of the Company’s stock option plans are anti-dilutive (decrease loss per share) and are therefore not included in calculating diluted loss per share.

Diluted cash flow per share

The diluted cash flow per share is calculated by adding back the dividends net of tax on the equity entitlements and by adding to the weighted average number of Class A and Class B non-voting Shares outstanding during the period, the number of shares that would be issued (three months ended May 31, 2003 and 2002 — 63,785,000 and 42,029,000 respectively; nine months ended May 31, 2003 and 2002 — 64,282,000 and 36,952,000 respectively) to settle the principal element of the equity instruments based on the opening market prices on the Class B non-voting Shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

7.     STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Cash flow from operations

	Three months ended		Nine months ended
	May 31,		May 31,

	2003	2002	2003	2002
	$	$	$	$

Net loss	(13,240)	(79,328)	(51,972)	(211,971)
Non-cash items:
Amortization of deferred charges and property, plant and equipment	150,222	155,270	451,984	440,360
Amortization of deferred IRU revenue	(2,953)	(1,632)	(8,858)	(8,328)
Future income taxes	10,483	(30,017)	(3,988)	(91,988)
Gain on sale of investments	(1,111)	(247)	(1,228)	(2,604)
Write-down of GT Group Telecom Inc.	—	268,928	—	268,928
Write-down of investments	15,000	—	15,000	—
Gain on redemption of SHELS	(75,342)	(218,327)	(119,521)	(218,327)
Dilution loss on issuance of stock by equity investee	—	—	—	571
Loss on sale of satellite assets	—	1,281	3,800	1,281
Foreign exchange gain on unhedged long-term debt	(23,935)	(15,335)	(39,436)	(4,725)
Provision for loss on sale and write-down of assets	80,000	—	130,000	—
Equity (income) loss on investees	(53)	18,176	1,941	52,790
Other	(732)	(210)	904	(1,136)

Cash flow from operations	138,339	98,559	378,626	224,851

(ii)  Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Nine months ended
	May 31,		May 31,

	2003	2002	2003	2002
	$	$	$	$

Accounts receivable	12,218	(285)	40,764	30,654
Prepaids and other	(2,132)	6,956	3,745	(1,140)
Accounts payable and accrued liabilities	(21,342)	(49,236)	(40,720)	(95,444)
Income taxes payable	(495)	579	1,962	9,587
Unearned revenue	(3,998)	5,702	3,278	9,173

	(15,749)	(36,284)	9,029	(47,170)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

(iii)  Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended		Nine months ended
	May 31,		May 31,

	2003	2002	2003	2002
	$	$	$	$

Interest	81,347	92,572	213,991	206,756
Income taxes	1,904	(766)	5,073	(4,918)

8.     UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

	Three months ended		Nine months ended
	May 31,		May 31,

	2003	2002	2003	2002
	$	$	$	$

Net loss using Canadian GAAP	(13,240)	(79,328)	(51,972)	(211,971)
Add (deduct) adjustments for:
Deferred charges (2)	(1,939)	23,713	(20,036)	14,906
Foreign exchange gains (3)	147,841	94,720	243,585	40,793
Equity in loss of investees (4)	—	(6,338)	2,001	(20,014)
Entitlements on equity instruments (8)	(16,404)	(17,841)	(49,275)	(53,925)
Adjustment to write-down of GT Group Telecom Inc.	—	28,374	—	28,374
Income tax effect of adjustments	(19,516)	(22,417)	(17,774)	7,423

Net income (loss) using U.S. GAAP	96,742	20,883	106,529	(194,414)

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(11,154)	(7,348)	(18,762)	(1,527)
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains (losses) arising during the period	780	(4,821)	45	35,206
Less: reclassification adjustments for gains included in net income	(59,208)	(181,649)	(95,879)	(180,425)

	(69,582)	(193,818)	(114,596)	(146,746)
Adjustment to fair value of derivatives (9)	(138,003)	(58,506)	(180,722)	(27,439)

	(207,585)	(252,324)	(295,318)	(174,185)

Comprehensive loss using U.S. GAAP	(110,843)	(231,441)	(188,789)	(368,599)

Net income (loss) per share using U.S. GAAP	0.42	0.09	0.46	(0.84)
Comprehensive loss per share using U.S. GAAP	(0.48)	(1.00)	(0.81)	(1.59)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using U.S. GAAP

	May 31,		August 31,
	2003		2002

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	42,099	65,446	133,602	280,231
Derivative instruments asset (9)	—	—	—	110,096
Deferred charges (2) (3)	181,258	44,093	219,916	59,532
Broadcast licenses (1) (5) (6)	4,800,890	4,775,656	4,877,256	4,852,022
Deferred credits (3)	762,148	607,443	633,259	618,941
Derivative instruments liability (9)	—	115,454	—	—
Future income taxes	1,001,978	975,833	1,004,559	1,007,287
Long-term debt (8)	3,184,520	3,896,847	3,469,637	4,433,869
Shareholders’ equity	2,488,999	1,703,016	2,779,108	1,897,573

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	May 31,	August 31,
	2003	2002
	$	$

Shareholders’ equity using Canadian GAAP	2,488,999	2,779,108
Amortization of intangible assets (1)	(123,542)	(123,542)
Deferred charges (2)	(41,428)	(30,308)
Foreign exchange gains (losses) (3)	127,587	(22,998)
Equity in loss of investees (4)	(59,469)	(61,110)
Gain on sale of subsidiary (5)	13,822	13,822
Gain on sale of cable television systems (6)	47,501	47,501
Equity instruments (8)	(705,024)	(942,848)
Accumulated other comprehensive income (loss)	(85,946)	216,194
Write-down of GT Group Telecom Inc. (10)	23,267	23,267
Cumulative translation adjustment	17,249	(1,513)

Shareholders’ equity using U.S. GAAP	1,703,016	1,897,573

Included in shareholders’ equity is accumulated other comprehensive income, which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

May 31, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

	May 31,	August 31,
	2003	2002
	$	$

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(17,249)	1,513
Unrealized gains on investments (7)	19,382	122,038
Fair value of derivatives (9)	(88,079)	92,643

	(85,946)	216,194

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for U.S. GAAP purposes, instead of an increasing charge method.

(2)	U.S. GAAP requires all costs associated with launch and start-up activities and equipment subsidies to be expensed as incurred instead of being deferred and amortized.

(3)	U.S. GAAP requires exchange gains (losses) on translation of all long-term debt, including those unhedged equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect U.S. GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under U.S. GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under U.S. GAAP but may not be recorded under Canadian GAAP.

(7)	U.S. GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	U.S. GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under U.S. GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(10)	Write-down of GT Group Telecom Inc. has been adjusted due to a lower investment carrying value under U.S. GAAP.